Bank First National Corporation

402 North 8th Street

Manitowoc, Wisconsin 54220

October 19, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	Bank First National Corporation Registration Statement on Form10 File No. 001-38676

Dear Mr. Lin:

Reference is made to the Registration Statement on Form 10-12B (as amended to date, the “Registration Statement”) filed by Bank First National Corporation (the “Company”) with the United States Securities and Exchange Commission. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the Company hereby respectfully requests that the effective date and time of the Registration Statement be accelerated to October 23, 2018 at 4:10 p.m., Eastern Time, or as soon thereafter as practicable.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to David Park of Alston and Bird LLP at (404) 881-7411. The Company requests that notification of the effectiveness of the Registration Statement be made by a telephone call to Mr. Park and that such effectiveness also be confirmed in writing.

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Very truly yours,

Bank First National Corporation

By:	/s/	Kevin LeMahieu
		Name:	Kevin LeMahieu
		Title:	Chief Financial Officer